Exhibit 99.1

Organigram Receives Licensing for Chocolate Production and Packaging Area; Increased Production, Drying and Other Post-Harvesting Areas

Company receives Health Canada approval for 16 additional cultivation rooms, expanded site perimeter for Phase 5 edibles facility including chocolate processing and packaging rooms, and site perimeter of building housing Phase 4C

MONCTON, New Brunswick--(BUSINESS WIRE)--December 13, 2019--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce that the Company has received Health Canada’s approval for the licensing of 16 additional cultivation rooms under the Cannabis Regulations. The expanded license was effective as of December 12, 2019.

The new cultivation rooms represent approximately 13,000 kg/yr1 of increased target cultivation capacity. These are the remaining 16 rooms licensed within the Company’s Phase 4B expansion and now brings the Company’s Moncton campus licensed capacity to a target of 89,000 kg/yr1.

As a result of this approval, cannabis plants will be moved into these new rooms on a rolling basis in early 2020. The Company anticipates initial harvesting of product from these new rooms by the end of April 2020 assuming normal cultivation timelines. After drying and other post-harvest processing (including packaging and product testing) dried flower from these additional rooms is expected to begin to be available for sale to patients and customers in the Company’s fiscal quarter ending May 31, 2020.

The amendment also included an expanded site perimeter for Phase 4C as well as Phase 5 and approval for the operations area that houses the Company’s state-of-the-art chocolate line. Additional drying and storage areas have also been added to the Company’s license.

The licenses are valid until March 27, 2020 and subject to terms and conditions.

“This is a dynamic time for Organigram and the industry as a whole. Cannabis 2.0 – the legalization of adult use recreational cannabis edibles, vape products, extracts and topicals – is a new era for cannabis here at home and around the world,” said Greg Engel, CEO, Organigram. “Our physical expansion reflects our ambitious response to this new opportunity as well as our ongoing commitment to anticipating and meeting the demands of Canadian cannabis consumers for new and innovative cannabis experiences.”

Organigram has purchased and taken delivery of a high speed, high capacity chocolate production line which includes a state-of-the-art chocolate moulding line and a fully integrated packaging line that includes advanced engineering, robotics, high-speed labelling and automated carton packing. The Company expects commissioning in time for initial sales in Q1 calendar 2020.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information including factors that could change processing times, capacity utilization, cultivation and in market timelines, including risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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1 The forward-looking estimate of target production capacity, once fully operational, is based on a number of material factors and assumptions. Please see the Company’s most recent MD&A available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and the disclaimer at the end of this release.

Contacts

For Investor Relations enquiries:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries:
Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653